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Exhibit 4.51

[CONFORMED COPY]

Client's No.: 12168295	Transaction No.: HF-230-24/03
Administrator: Lehoczky Artúr

LOAN AGREEMENT

concluded by and between

MTM-SBS Television Company Limited by Shares
Abbreviated name: MTM-SBS Rt
Registered seat: 1045 Budapest, Róna u. 174
Main activity: Radio and television program broadcasting
Company registry number: 01-10-043174
Tax number: 12168295-2-44
Central Statistics Code: 12168295-9214-114-01
Names and status of the representatives of the Company: Szilágyi Miklós member of the Board of Directors, Dr. Benke Gábor member of the Board of Directors as borrower (hereinafter referred to as: the "Client") on the one hand

and

Postabank és Takarékpénztár Rt.
Registered seat: 1132 Budapest, Váci út 48.
Name and status of the representatives of the Company: Koltai Zsolt senior executive director, dr. Koji Ferenc senior executive director
Company registry number: 01-10-041107
Tax number: 10215418-2-44
Central Statistics Code: 10215418-6512-114-01
as the lending bank (hereinafter referred to as: the "Bank") on the other hand, together referred to as the "Parties"

at the time and place indicated below and under the following terms and conditions:

Preamble

        Simultaneously with the conclusion of the present loan agreement, the contracting Parties shall also conclude an Agreement to determine the antecedents of their legal relationships and the organizing principles for settling them.

Subject of the agreement—amount, purpose, costs, availability and maturity of the loan

        1. The Bank shall grant the Client a loan in the amount of

        1,400,000,000 HUF that is one billion and four hundred million Hungarian forints.

        2. The purpose of the loan: Settlement of the debt arising from Loan Agreement No. HF-0024/97. - present registration number: HF-230-24/97.

        3. The Bank shall make the amount of the loan available as follows:

          3.1. Condition for disbursement of the loan: incorporation of the Primary Surety Agreement specified in Section 15 of the present agreement into a notarial deed.

          3.2. The Bank shall transfer 1,400,000,000 HUF that is one billion and four hundred million Hungarian forints within one banking day following the fulfillment of the condition set forth for disbursement of the loan to the Client's bank account No 11991102-02199996804-10000049 at the Bank. Upon signing the present loan agreement, the Client gives its irrevocable commission to the Bank to transfer the disbursed amount to bank account No. 11991102-02196804-00010009 of the Bank for the total repayment of the 1,400,000,000 HUF loan outstanding on the day the present agreement comes into effect arising from Loan Agreement No. HF-0024/97. concluded between the Client and Postabank és Takarékpénztár Rt. on 1 December, 1997.

        4. Date of maturity:

        The 1,400,000,000 HUF shall be due on March 24, 2006 in one amount.

        under the condition that the Client shall be entitled to partially or totally prepay the outstanding principal and accrued interest before the maturity date.

        5. The Client shall pay a disbursement fee of HUF 57,195,833 after the disbursed amount at the time of the conclusion of the present agreement, in such manner, that the Bank shall be entitled without any express instruction from the Client to debit Client's bank account No.: 11991102-02196804-00070003 with the amount of the disbursement fee. The balance of the bank account specified in this Section is HUF 73,306,298 on March 24, 2003. Following the collection of the disbursement fee the Bank shall transfer the balance of the account to Client's current account No.: 11991102-02196804-00000000.

        6. The annual interest rate for the disbursed amount of the loan shall be fixed 9.24% from the starting date of the disbursement.

        The interest shall be computed—with daily interest calculation—according to the formula set forth below by applying annual interest rate on the basis of 365/360 days a year.

Principal * calendar days of the period * interest rate
360 * 100

        Interests shall be payable for the period between the disbursement date and the day directly prior to the one on which the Client performs its payment obligation. Interest shall accrue from the date of disbursement as referred to in Section 3.2 hereto.

        7. Interests shall be paid quarterly (in every three month) in arrears, on the last day of the calendar quarter. Should the loan fall due or be repaid on a day other than the last day of a month for any reason, the due date of the interest shall be the maturity date or repayment date of the loan. In case the due date of interest is not a working day or banking day than the due date is the next working day.

        8. The Bank shall notify the Client of every payment transaction in connection with the Loan by sending a written statement of account. Each statement of account shall contain the account number on which the loan is registered, the number of any other bank account used for other payment transactions relating to the Loan and in case of borrowers, who do not have an account at the Bank, also the number of the technical accounts opened for the client.

        9. The disbursement date shall be the date on which the Bank debits the loan registration account No. 11991102-02196804-10000049. with the amount of the Loan. The Client acknowledges that the Bank is entitled to credit bank account No. 11991102-02196804-00010009. with the amount of the Loan on the same day without any express instruction from the Client to do so.

        On payment dates the Client shall provide—without any request of the Bank—on its current account a coverage for the total amount of the Loan and its accrued interests payable on the payment dates specified in Section 4 and 7. The Client acknowledges that on the due date the Bank is entitled without any express instruction from the Client to transfer the amounts due and payable and available on the account specified above to the loan registration account.

        Payment obligations shall be considered performed by the Client the day on which the Bank credits the loan registration account of the Client with the repaid amount.

        10. The principal amount of the Loan and its accrued interests at all times shall be determined on the basis of the business books and accounts maintained by the Bank except in case of a manifest error. The Client shall accept this stipulation by signing the present agreement.

Rights and Obligations

        11. The Client shall notify the Bank without any delay in writing if winding-up, liquidation or bankruptcy proceeding is initiated against it and if any change occurs in its operation (financial position, cash flow, amount, maturity date or nature of its debts, etc.) or organization which may affect its ability to perform its obligations stipulated in the present agreement.

        The Client shall notify the Bank within 5 days in writing if it opens a current account at another financial institution during the term of this agreement, or if it intends to apply for a loan at another financial institution or intends to conclude a contract (e.g. primary surety agreement) with another financial institution stipulating financial obligation.

        Failure to perform any of the obligations stipulated in this Section shall be considered as serious breach of contract, provided that such breach relates to a matter the value of which exceeds HUF 50,000,000.

        12. Until the final repayment date the Bank is entitled to inspect and continuously monitor the business operation of the Client even in the premises of the Client (including in particular the inspection of the data stated in its books and balance sheets). The Bank may assign such inspection tasks to independent consultant agencies or persons as its authorized representatives, provided that the proceeding representatives shall present their powers of attorney duly signed by the Bank.

        Any data or information constituting bank secrets and/or business secrets obtained by the Bank during the performance of this Agreement shall be deemed bank secrets and treated by the Bank according to the confidentiality standards described in its General Business Terms and Conditions and in the applicable provisions of law and the Bank shall be liable for the similar confidential treatment of any such information or data by its representatives.

        The Client shall permit such inspection and shall cooperate with the Bank in the course of monitoring.

        13. The Client declares that it does not have any outstanding liabilities of taxes or public debts and that all such liabilities of the Client shall be regularly paid when due, or in case the Client fails to perform such obligation, it shall report its failure to the Bank in writing within 3 days from the relevant due date. Upon the request of the Bank, the Client shall present to the Bank the documents certifying the performance of the obligations stipulated herein at any time.

        14. The Client undertakes not to conclude any agreement with any other bank, or any other creditor—hereinafter referred to as: the ?creditors"—under the term of this loan agreement, or as long as the Client has any payment obligation towards the Bank, which would decrease the amount or enforceability of the securities stipulated to guarantee the loan provided under this agreement or which would put the loan provided by the Bank into a subordinated position compared to other obligations arisen in the future.

        The above stipulation has no relevance to the fact that the present Loan is fully subordinated to loans based on Loan Agreements concluded among EBRD, Országos Takarékpénztár és Kereskedelmi Bank Rt., Kereskedelmi és Hitelbank Rt. and the Client on 12 December 1997, provided in the total amount of USD 14.3 million and DEM 23.6 million, to the extent of the outstanding amount of this loan at the time of conclusion of the present agreement and the amount of their interests accrued in the future, but exclusively until 2 January, 2006. As a consequence, the Client is not obliged to perform its obligations based on the present agreement, not even in case of the termination of the present agreement,—except for cases defined in the last paragraph of this Section—until it has repaid its outstanding debt arising from the above EBRD, Országos Takarékpénztár és Kereskedelmi Bank Rt. and Kereskedelmi és Hitelbank Rt. loans.(subordination)

        The Parties agree that the above-defined subordination does not affect the contractual and default interest due and payable under this agreement, including also the interest, which becomes due as a result of termination defined in Section 17.

Securities

        15. To secure the payment of the Client "s debts towards the Bank based on the present agreement, the Bank and SBS Broadcasting S.A. (8-10. rue Mathias Hardt, BP 39., L-2010, Luxemburg) conclude a Primary Surety Agreement which is the exclusive security of the debts specified herein. The Primary Surety Agreement is attached to the present agreement as Annex 1 and is inseparable of the present agreement.

        In case the Client fails to perform its contractual obligations or the Client "s performance does not fully comply with the terms and conditions of the present Agreement, the Bank shall be entitled to use the above security in order to enforce its claims.

        The Bank is not entitled to require any other security than the security specified herein, with the exception of the impossibility of the enforcement of claims based on the Primary Surety undertaken by SBS Broadcasting S.A. for any reason—including specifically the invalidity of the security agreement or the termination of the primary surety company.

        16. The Client authorises the Bank—in case the Client does not provide the necessary amount on its bank account when it falls due—to debit any of the accounts that the Client has at the Bank, during the time of existence of the outstanding loan, in accordance with Para (2) Section 6 of Government Decree No. 232/2001. (10 Dec.) on transferring money, services of money transfer and electronic payments, succeeding the order of the privileged payment orders, but preceding any payment orders, exercising its right specified in the Lending Business Standards to set off debts and to collect this amount with a prompt collection order from the account specified in the Authorization Letter constituting Annex 2 of the present agreement.

        The Client shall grant the Bank the right to submit a prompt collection order to the Client's bank specified below in the form it is required by the Client's bank and authorises the Bank to submit the prompt collection order to the bank.

        Specification of the bank:

    Kereskedelmi és Hitelbank Rt (1 051 Budapest Vigadó tér 1.) (Company registry number: 01-10-041043)

        Bank account number: 10402142-21418684-00000000
        Bank account number: 25250044 USD
        Bank account number: 25250044 EUR

        The Client shall not withdraw the authorisation defined in this Section as long as it has an outstanding debt arising from the present agreement towards the Bank.

        The above obligations shall apply to the Client with regards to accounts opened at other banks at a later date.

        Regarding the accounts, which the Client has at the Bank, the Client shall not grant the right to submit a prompt collection order to any third person in the future.

        The above specified right to set off debts and the right to submit a prompt collection order—with the exception of the right to set off debts and the right to submit a prompt collection order related to the enforcement of the due contractual and default interests—may only be exercised after the subordination defined in Section 14 of the present agreement was terminated.

Termination of the Agreement

        17. The Bank shall be entitled to terminate the loan agreement with immediate effect if the Client fails to comply with any of its obligations undertaken in the present Agreement, furthermore in cases set forth in Section 525 of the Civil Code; in this respect the termination of the bank account agreement and notice of a bankruptcy, or liquidation procedure or initiation of an execution procedure, in case the claim enforced in the execution procedure exceeds HUF 50,000,000. shall be deemed as cover-depriving behavior; infringement of Sections 11.; 12.; 13.; and 14. and 16 of the present loan agreement and any infringement by the Client and/or any other person issuing the security set forth in Section 15 and 16 in connection with the provision of the said security shall be deemed as serious breach of contract.

        The Bank shall be entitled to terminate the loan agreement with immediate effect beyond the above, if the TV2 television channel owned by the Client ceases to exist or its broadcasting or Broadcasting Concession is suspended for a period of more than two weeks, or the Broadcasting Agreement is terminated by the competent authorities for any reason.

        Also, the Bank shall be entitled to terminate the present agreement if the Client infringes its obligation towards any other banks undertaken by a contract or infringes any of its obligations towards the Bank based on other contracts in a manner that serves as a reason for termination of the above contracts and the Bank or the other bank lawfully terminates these contracts.

        18. Upon termination of the agreement by the Bank and by any reason the debt of the Client towards the Bank still existing becomes due. The Bank claims 6 per cent per annum interests on default for the time of default on the principal sum due by the Agreement or by its termination of any reason beyond the contractual interest, set forth in the legal regulations governing bank loans—6 per cent per annum at the moment—and on other due debts—contractual interest, commissions, fees and costs.

        The Parties agree that in case of termination of the agreement by any reason, the Bank treats the sum not repaid as a short term loan.

Jurisdiction and Applicable Law

        19. The parties hereby agree that all disputes arising from or in connection with the present contract, its breach, termination, validity or interpretation, shall be exclusively decided by the Permanent Court of Arbitration to Money and Capital Markets (Budapest) ("PCAM") in accordance with its own Rules of Proceedings. The number of arbitrators shall be three. The language to be used in the arbitral proceedings shall be Hungarian. Furthermore the parties agree that the presiding arbitrator shall be elected from the following persons: dr. Kovács Erika, dr. Tajthy Attila, dr. Szabó Boldizsár, dr. Õsi Zsolt, dr. Kraudi Adrienne. In case the arbitrators appointed by the parties do not appoint the presiding arbitrator within eight days of the nomination of the second arbitrator, the member of the Board of PCAM shall appoint the presiding arbitrator from the mentioned five persons. The losing party shall reimburse the duly verified costs and expenses of the victorious party emerged in connection with the said proceedings.

        20. In any matters not regulated herein the provisions of the bank account agreement executed between the Parties on November 28, 1997, the General Business Terms and Conditions of the Bank, the Lending Business Standards, the general standards of agreements and specific standards of loan agreements and credit agreements all as provided in the Hungarian Civil Code and the laws and regulations of financial transactions and bank loans shall apply. With the signing of the present agreement the Client acknowledges that it has gained knowledge of the General Business Terms and Conditions of the Bank and accepted the provisions therein.

Effectiveness

        21. The present loan agreement shall become effective upon the due execution of the Client and the Bank.

Miscellaneous

        22. Simultaneously with the performance of the obligations set forth in Section 3 of the present agreement the loan agreement (No.: HF-0024/97.) executed between the Parties December 1, 1997 shall cease to have effect.

        23. The Parties undertake to incorporate the present agreement in a notarial document simultaneously with its execution at the Bank's expense.

        Budapest, 24 March 2003.

MTM-SBS TELEVISION COMPANY LIMITED BY SHARES		POSTABANK ÉS TAKARÉKPÉNZTÁR RT.

MTM-SBS Televízió Rt.		Postabank és Takarékpénztár Rt.

By:	/s/ SZILÁGYI MIKLÓS Szilágyi Miklós Member of the Board of Directors	By:	/s/ KOLTAI ZSOLT Koltai Zsolt Senior Executive Director

By:	/s/ DR. BENKE GÁBOR Dr. Benke Gábor Member of the Board of Directors	By:	/s/ DR. KOJI FERENC Dr. Koji Ferenc Senior Executive Director

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  Exhibit 4.51
  [CONFORMED COPY]